                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2005

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]       Form 40-F [ ]

                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Crayfish Co., Ltd.
                                           ------------------------------------
                                                         (Registrant)

                                           By  /s/ Masaaki Shimamura
                                               --------------------------------
                                                          (Signature)
                                           Masaaki Shimamura
                                           President and Representative Director

Date: January 21, 2005


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INFORMATION FURNISHED ON THIS FORM:

                                Table of Contents

1. Crayfish to stop to market sales of Hardware in a part of Commodity sales business


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                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document -- "CRAYFISH TO STOP TO MARKET SALES OF HARDWARE IN A PART OF COMMODITY SALES BUSINESS" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Reasons" and "Future prospects" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.


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                              FOR IMMEDIATE RELEASE

      CRAYFISH TO STOP TO MARKET SALES OF HARDWARE IN A PART OF COMMODITY
                                 SALES BUSINESS

     Tokyo / New York, January 21, 2005 - Crayfish Co., Ltd. (Mothers: 4747) ("Crayfish" or "the Company"), a provider of internet-related services for small and medium sized enterprises in Japan, announced today that the Company is decided to stop sales of Hardware in a part of Commodity sales business at the board of meeting on January 21, 2005.

1. Reasons

     The Company has started to market sales of Hardware since September 2003. Nowadays, the price of hardware in hardware market becomes to decline and companies, which belongs to the market, are difficult to increase the both of sales and profit. Under the market condition, the Company may shift management resources from sales of Hardware to sales of internet advertising space business, in order to increase the both of sales and profit. In addition the Company continues to market sales of Software in a part of Commodity sales business.

2. Overview of sales of Hardware

   (1) Description of business in sales of Hardware

                     Sales of PCs and peripheral equipments of a PC

   (2) Operating results for sales of Hardware during the fiscal year ended September 30, 2004

                          Commodity sales business (a)  Consolidated operating results FY2004 (b)   Ratio (a/b)
    --------------------- ----------------------------  -----------------------------------------   -----------
    Net sales                         JPY1,659 million                           JPY3,304 million         50.2%
    -----------------------------------------------------------------------------------------------------------
    Gross profit                        JPY202 million                           JPY1,142 million         17.7%
    -----------------------------------------------------------------------------------------------------------
    Operating income                     JPY73 million                             JPY516 million         14.2%
    -----------------------------------------------------------------------------------------------------------

        (Note) Operating results of Commodity sales business in FY2004 includes the both of operating results of sales of Hardware and sales of Software.

3. Schedule

   Corporate solution: January 21, 2005
   Stop marketing date: The date will be during February 2005

4. Future prospects

     The Company may shift management resources from sales of hardware to sales of internet advertising space business, therefore the consolidated and non-consolidated, and interim and annual earning forecasts for the fiscal year ending September 30, 2005 may not change. The earning forecast was released on November 15, 2004.


For corporate information in Japan
     Investor Relations Department
     +81-3-5951-7192
     ir@crayfish.co.jp